Sun Life Financial Completes Acquisition of Genworth’s
Employee Benefits Group
Toronto, ON (May 31, 2007) — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced the completion of its acquisition of Genworth Financial, Inc.’s U.S. Employee Benefits Group following approval by all required regulatory authorities in the United States and the Office of the Superintendent of Financial Institutions in Canada. Sun Life’s U.S. group business, combined with Genworth’s Employee Benefits Group, becomes Sun Life Financial Employee Benefits Group, offering customers group life, disability, dental and stop-loss insurance.
“This strategic acquisition significantly strengthens the position of Sun Life in the U.S. and solidifies our top ten leadership position in the important U.S. employee benefits industry,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial.
The acquired business complements Sun Life’s group business platform and increases the company’s market share across its U.S. group lines of business. Bringing together the two organizations’ market presence and distribution relationships, Sun Life Financial Employee Benefits Group will expand to 34 sales offices across the country.
“This acquisition increases Sun Life’s access to markets, broadens our product and service offerings, and strengthens our distribution platform,” said Bob Salipante, President, Sun Life Financial U.S. “Leveraging Sun Life’s North American resources and multi-site international operating platform, the new organization is poised for long term growth.”
About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management of CDN$446 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Susan Jantzi	Kevin Strain
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External Communications & Corporate Affairs	Investor Relations
Tel: 519-888-3160	416-204-8163
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